FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 15, 2010
2.	Press release dated February 15, 2010
3.	Press release dated February 15, 2010
4.	Press release dated February 22, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2010
ARM HOLDINGS PLC.

By: /s/Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

NEWS RELEASE

Contacts:
GLOBALFOUNDRIES Jon Carvill 408-338-8113 Jon.Carvill@globalfoundries.com	ARM Erik Ploof 425-785-1352 Erik.Ploof@arm.com

GLOBALFOUNDRIES and ARM Define the Standard for Mobile Technology Platform Innovation at MWC 2010

Industry leaders set the stage for 40% increase in computing performance and 30% improvement in power efficiency for next-generation mobile computing devices

Barcelona, Spain – February 15, 2010 – At the 2010 Mobile World Congress, GLOBALFOUNDRIES and ARM [(LSE: ARM); (Nasdaq: ARMH)] today unveiled new details on their leading-edge System-on-Chip (SoC) platform technology for powering the next generation of wireless products and applications. The new chip manufacturing platform is projected to enable a 40 percent increase in computing performance, a 30 percent decrease in power consumption, and a 100 percent increase in standby battery life. The new platform includes collaboration on two GLOBALFOUNDRIES process variants: 28nm super low power (SLP) for mobile and consumer applications and 28nm high performance (HP) for applications requiring maximum performance.

“The success of the next generation of mobile products will be increasingly dependent on their ability to deliver PC-class performance, a highly integrated rich media experience and longer battery life,” said GLOBALFOUNDRIES chief operating officer Chia Song Hwee. “These demands are going to require a strong technology foundation and close collaboration between industry leaders to enable an increasing number of design companies to unlock this innovation. We are working closely with ARM to optimize the physical IP and implementation of the Cortex-A9 processor with our proven manufacturing experience in high-volume, advanced technology products, to deliver a fully integrated platform for leading-edge wireless products and applications.”

The ARM and GLOBALFOUNDRIES SoC platform is based on the ARM® Cortex™- A9 processor, optimized ARM physical IP and GLOBALFOUNDRIES’ 28nm Gate-First High-K Metal Gate (HKMG) process. Together, ARM and GLOBALFOUNDRIES will enable manufacturers of embedded devices such as smartphones, smartbooks, tablets and more to address increasing design and manufacturing complexities while reducing time to volume production at mature yields. GLOBALFOUNDRIES expects to start production on these next-generation technologies in 2H 2010 at Fab 1 in Dresden, Germany.

As the market for “smart” mobile products continues to accelerate there is a clear need for increased performance to enable continued innovation in mobile applications. GLOBALFOUNDRIES’ 28nm process with Gate-First HKMG technology provides significant performance gains over the previous generation 40/45nm technologies. Current estimates show 28nm with HKMG will provide approximately 40 percent higher performance within the same thermal envelope, delivering improved application performance and enriched multi-tasking capabilities on mobile devices. GLOBALFOUNDRIES is well positioned to bring this technology to market rapidly while offering customers the benefits of the widely adopted Gate-First approach to HKMG. The Gate-First approach enjoys broad industry support from many of the world’s largest IDMs and fabless design companies.

Also, improvements in power efficiency are necessary with each new technology generation to deliver longer talk/standby time, multimedia playback and interactive gaming and graphics. The combined benefits of ARM IP and GLOBALFOUNDRIES 28nm HKMG process enables up to a 30 percent reduction of power consumption and 100 percent increase in standby battery life compared to 40/45nm.

“The transition to the 28nm technology node will be an important inflection point for wireless technology,” said ARM president Tudor Brown. “Our collaboration with GLOBALFOUNDRIES will enable customers to rapidly bring high-performance, low-power ARM technology-based designs to market on a 28nm HKMG technology that is ready for high-volume implementation. The combination of GLOBALFOUNDRIES technology, our leading physical IP solutions, and the full internet capabilities delivered by ARM processors results in a powerful integration of processing, graphics and power efficiency.”

GLOBALFOUNDRIES is the leading foundry with experience in manufacturing high-performance integrated processors using HKMG technology. This experience will give customers at 28nm an industry-leading time-to-volume capability on this new technology.

In addition to the partnership with GLOBALFOUNDRIES, ARM has established strategic relationships with other members of the IBM Joint Development Alliance to enable the development of optimized processor and physical IP tuned to the HKMG process. ARM will be showcasing the first 28nm wafer with HKMG technology at Mobile World Congress demonstrating the advantages of early enablement with their foundry partners to accelerate the migration to advanced node design in next generation SoCs.

The GLOBALFOUNDRIES booth is located in Hall 1, Stand 1F14. The ARM booth is located in Hall 1, Stand 1C01.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:
•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

ABOUT GLOBALFOUNDRIES
GLOBALFOUNDRIES is the world’s first full-service semiconductor foundry with a truly global manufacturing and technology footprint. Launched in March 2009 through a partnership between AMD [NYSE: AMD] and the Advanced Technology Investment Company (ATIC), GLOBALFOUNDRIES provides a unique combination of advanced technology, manufacturing excellence and global operations. With the integration of Chartered in January 2010, GLOBALFOUNDRIES significantly expanded its capacity and ability to provide best-in-class foundry services from mainstream to the leading edge. GLOBALFOUNDRIES is headquartered in Silicon Valley with manufacturing operations in Singapore, Germany, and a new leading-edge fab under construction in Saratoga County, New York. These sites are supported by a global network of R&D, design enablement, and customer support in Singapore, China, Taiwan, Japan, the United States, Germany, and the United Kingdom.

For more information on GLOBALFOUNDRIES, visit http://www.globalfoundries.com.

# # #

CAUTIONARY STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include, without limitation, statements regarding the company's current expectations, assumptions, assessments, anticipations, objectives, plans, hopes, beliefs, intentions or strategies regarding the future.  These forward-looking statements therefore are subject to risks and uncertainties which could cause actual results to differ materially.  Some factors which contribute to these risks and uncertainties include the economic conditions both in the United States and around the world; the difficulties in developing new customers; the demand and supply outlook in the overall semiconductor / foundry industry; the sourcing strategy of potential customer base; competitor actions; the success of company technology alliances; construction progress on additional manufacturing facilities as well as associated governmental processes; the availability of components and equipment; labor and employment issues at manufacturing facilities; the progression of advances in technology and processes; and unforeseen events.  The company has no duty to update any forward-looking statements in this release based on new information or events.

Item 2

SAMSUNG AND ARM EXPAND RELATIONSHIP TO DRIVE GRAPHICS PROCESSING FOR FUTURE MOBILE AND CONSUMER PRODUCTS
Samsung adopts Mali graphics processor architecture to deliver high performance SoCs for next-generation consumer products

SOUTH KOREA AND CAMBRIDGE, UK - Feb. 15, 2010 – Samsung Electronics, a world leader in advanced semiconductor solutions, and ARM [(LSE: ARM); (Nasdaq: ARMH)], announced today at Mobile World Congress, Barcelona that Samsung has adopted the ARM® Mali™ graphics processor architecture for its future graphics enabled system-on-chip (SoC) ICs as well as for its ASIC and foundry business, in a long-term strategic collaboration on graphics technology.

Samsung has vast experience in developing cutting-edge complex SoCs based on ARM technology for various markets including mobile, home and navigation applications. Mali graphics technology addresses the need for advanced interactive graphics across a wide range of products from automotive to home.

“We are happy to extend our ongoing partnership with ARM. The close coupling of both the mobile computing and the graphics processor technologies will provide optimized system performance throughout our vast line-up of popular semiconductor solutions,” said Chinhyun Kim, vice president, System LSI SOC development, Samsung Electronics. “The ARM Mali architecture will bring greater opportunities to the mobile market segment especially as advanced graphics solutions are expected to be in high demand for the high performance multimedia and visual experience,” he added.

 “The adoption of the Mali graphics architecture by Samsung,  a world leader in advanced semiconductor solutions, builds on the broad collaboration between Samsung and ARM and is a highly visible demonstration of the growing momentum behind the Mali graphics processor architecture,”  said Lance Howarth, general manager and EVP, ARM Media Processing Division, “Mali graphics processors deliver an unparalleled level of pixel processing capability that will enable Samsung to create devices that deliver compelling user interface experiences, at high definition resolution.”

Samsung will be introducing ARM Mali GPU based semiconductor solutions for mobile devices with high-end graphics features. Initial samples are expected by the third quarter of this year.

About Mali Graphics Technology
ARM delivers the widely adopted Mali graphics architecture, which currently has 27 licensees.  The Mali GPU family scales from the smallest GPU in the world, the Mali-55, through to full multi-core scalability up to 1080p resolution with the Mali-400 MP GPU, addressing all embedded graphics needs with the widest range of supported performance points. This diverse offering enables ARM to lead in conformance to various graphics open standards. Together with a comprehensive ecosystem of Partners, ARM is uniquely positioned to offer IP and tools which address the complete range of graphics development activities - from System-on-Chip integration on silicon and software development through to content creation and optimization.

About Samsung Electronics Co. Ltd.

Samsung Electronics Co., Ltd. Is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2008 consolidated sales of US$96 billion. Employing approximately 164,600 people in 179 offices in 61 countries, the company consists of seven independently operated business units: Visual Display, Mobile Communications, Telecommunication Systems, Digital Appliances, IT Solutions, Semiconductor and LCD. Recognized as one of the fastest growing global brands, Samsung Electronics is a leading producer of digital TVs, memory chips, mobile phones and TFT-LCDs. For more information, please visit www.samsung.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:
•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

ENDS

ARM is a  registered trademark of ARM Limited. Mali is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries:  ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.
Samsung and the stylized Samsung design are trademarks and service marks of Samsung Electronics Co., Ltd.
Samsung Press Contacts
Sunghae Park
Samsung Electronics’ Semiconductor Business
Tel:+82 31 209 7037
Email: sunghae_park@samsung.com

Thomas Arenz
Samsung Semiconductor Europe
Tel:+49-6196-66-3530
Email: thomas.arenz@samsung.de

ARM Press Contacts
Trina Watt,
ARM
Tel: +44 1223 400835,
Email:trina.watt@arm.com

Charlene Marini,
ARM
Tel: +1 408-576-1131,
Email: charlene.marini@arm.com

Item 3

ST-ERICSSON AND ARM ENABLE SUPPORT FOR ANDROID ON NEXT-GENERATION MULTICORE MOBILE PLATFORMS

The cooperation will enable enhanced performance and battery life for smartphones

GENEVA, SWITZERLAND AND CAMBRIDGE UK - Feb. 15, 2010 -– ST-Ericsson and ARM [(LSE:ARM); (Nasdaq:ARMH)] announced today at Mobile World Congress, Barcelona,  their ongoing joint development to optimize Android to take advantage of Symmetric Multi Processing (SMP) when executing on the high-performance and power-efficient ST-Ericsson U8500 platform, which uses a dual-core ARM® Cortex™-A9 MPCore™ processor. This next-generation platform improves the multitasking capability and peak performance of Android handsets, while maintaining the lowest power consumption profile. Support for SMP within Android will enable the next level of performance and capabilities for Android handsets.  This includes combining access to rich web content and multimedia, the latest location-based services and social networking, and a compelling user interface.

Consumer demand for advanced multimedia applications and an always-on, full web experience on their handsets is putting unprecedented pressure on the battery life of devices.  ARM MPCore technology provides improvements over the multicore architectures which are now widely used in personal computers and servers to maximize the performance and power-efficiency of a device by enabling power management techniques that significantly reduce dynamic and static power consumption.  This joint optimization from the ST-Ericsson and ARM effort will be fed back into the Android Open Source community for all to use.

“Using mobile phones solely to make phone calls and send short messages is becoming a thing of the past,” said Ronan de Renesse, senior analyst, head of Mobile Media, Screen Digest. “Revenues from mobile data services and applications are set to double in the next four years to reach Euro 100bn. For the market to reach its full potential, new mobile devices must become more versatile. With Web browsing being the most popular application on smartphones, it is also therefore critical for manufacturers to offer the best browsing experience.”

By optimizing Android for SMP on the Cortex-A9 MPCore processor, ST-Ericsson and ARM will help device manufacturers meet the growing demand for advanced smartphones with the cost and power consumption characteristics of a traditional feature phone.

Among the very first chipsets to integrate the ARM multicore Cortex-A9 MPCore application processor and the Mali-400™ graphic processor, ST-Ericsson’s U8500 platform can provide peak application performance while also being able to support 120 hours of audio playback or 12 hours of full HD video playback on one battery charge.

“Being strong supporters of Open Source, we have already started to contribute optimizations for ARM multicore technology to Android and  look forward to bringing more to the Open source community, enabling consumers innovative user experiences,” said Teppo Hemia, vice president, 3G Multimedia Platforms Business Unit of ST-Ericsson. “Our work with ARM will accelerate the shift of Android and the mobile industry to advanced multicore processors, significantly improving performance scalability while maintaining low levels of power consumption.”

“Our partnership with ST-Ericsson will bring about a step change in the performance and capabilities of Android handsets enabling a richer and more sophisticated mobile web experience,” said Ian Drew, executive vice president, Marketing, ARM. “By providing an on-demand use of device resources, the ARM Cortex-A9 MPCore multicore processor is quickly becoming the defacto technology in the handset market, where low-power consumption with on-demand performance is critical.”

Notes to Editors: Symmetric Multi Processing enables multicore processors such as the ARM Cortex-A9 MPCore processor, to operate at lower voltages and frequencies, allowing consumers to do much more on a single battery charge.  Instead of a single processor running at full capacity to complete a task, multiple cores can work concurrently and at a reduced rate: this causes the entire chip to operate at a lower temperature, which contributes to a reduction in power leakage. This allows an SMP system to deliver the same level of performance that might be expected from a larger and faster single-core processor, while consuming considerably less power. The ability to distribute parallel loads to different cores ensures that users will enjoy a much richer mobile experience through higher reactivity and faster execution of concurrent Web widgets, multimedia and communication functions, without compromising battery life.

About ST-Ericsson
ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies.  The company is a leading supplier to the top handset manufacturers and ST-Ericsson’s products and technologies enable more than half of all phones in use today.  The company generated pro-forma sales of about USD 2.7 billion in 2009.  ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics and Ericsson in February 2009, with headquarters in Geneva, Switzerland.  More information on ST-Ericsson is available at www.stericsson.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available here:
•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

ENDS
ARM is a registered trademark of ARM Limited. Cortex, Mali-400 and MPCore are trademarks of ARM Limited.  All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

FOR FURTHER INFORMATION, PLEASE CONTACT:
ST-Ericsson
Media Relations
Phone: +41 22 930 2733
Email: media.relations@stericsson.com

Investor Relations
Phone: +41 22 929 6973
Email: investor.relations@stericsson.com

ARM
Michelle Spencer
Phone: +44 1628 427780
Email: michelle.spencer@arm.com

Item 4

ARM LAUNCHES CLASS-LEADING CORTEX-M4 PROCESSOR FOR HIGH PERFORMANCE DIGITAL SIGNAL CONTROL

Compelling combination of high-efficiency signal processing and industry-leading MCU technology targets rapidly-growing hybrid DSC market

CAMBRIDGE, UK – Feb. 22, 2010 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced the launch of the innovative Cortex™-M4 processor to provide a highly efficient solution for digital signal control (DSC) applications, while maintaining the industry leading capabilities of the ARM® Cortex-M family of processors for advanced microcontroller (MCU) applications.

The outstanding combination of high-efficiency signal processing functionality with the unmatched low-power, low cost and ease-of-use benefits of the Cortex-M family processors is designed to satisfy the emerging category of flexible solutions specifically targeting the motor control, automotive, power management, embedded audio and industrial automation markets.

 The Cortex-M4 processor features a single-cycle multiply-accumulate (MAC) unit, optimized single instruction multiple data (SIMD) instructions, saturating arithmetic instructions and an optional single precision Floating-Point Unit (FPU). These digital signal control features build upon the innovative technology that characterizes the ARM Cortex-M family of processors. These features include a 32-bit core capable of 1.25DMIPS/MHz for high performance, Thumb®-2 instructions for optimum code density and a Nested Vector Interrupt Controller for outstanding interrupt handling. In addition, the processor features an optional Memory Protection Unit (MPU), low cost debug/trace and integrated sleep states for increased flexibility.  Embedded developers will be able to rapidly design and deliver compelling end-products with maximum functionality and the absolute minimum power and area footprint.

“The signal processing requirements of the embedded market are moving from dedicated processors toward hybrid microcontrollers.  These products are capable of delivering outstanding digital signal control while providing the flexibility to efficiently perform other processing operations,” said Will Strauss, president of Forward Concepts, the premier market research firm tracking markets based on digital signal processing (DSP) technology. “The ARM partnership will capitalize on this shift with the introduction of the Cortex-M4 processor which has all of the capabilities for optimum digital signal control operations combined with the proven low power performance of the Cortex-M family processors.”

The Cortex-M4 processor is supported by the ARM physical IP portfolio offering the widest foundry and technology support for physical implementations. This includes the Cortex-M Low Power Optimization Package for the TSMC CE018FG (180nm ULL) process for Partners targeting ultra low-power implementations.

For Partners targeting high-performance MCU class devices, ARM also provides physical IP solutions on leading foundry processes. For a target frequency of 150MHz for next generation MCU devices, ARM physical IP for the 65nm GLOBALFOUNDRIES 65LPe process enables a standard implementation of the Cortex-M4 processor within just 65K gates and a dynamic power consumption of less than 40µW/MHz. The FPU, if included, adds only 25K gates and enables an extremely powerful implementation within an industry leading area footprint.

Sophisticated development tool support for the Cortex-M4 processor is provided by the Keil™ MDK-ARM (Microcontroller Development Kit) which includes the industry-standard ARM compiler extended for SIMD and FPU. MDK-ARM also contains µVision®4 with complete Cortex-M4 processor instruction simulation as well as target debugging with advanced trace capabilities.

In addition, the processor is supported with development tools, debuggers and RTOS from members of the ARM Connected Community™, the industry’s largest ecosystem of companies aligned to provide a complete solution, from design to manufacture, for products based on the ARM architecture (see below for details).

Cortex Microcontroller Software Interface Standard (CMSIS)
The Cortex-M4 processor is fully supported by the Cortex Microcontroller Software Interface Standard (CMSIS) the vendor-independent hardware abstraction layer for the Cortex-M processor series that enables consistent and simple software interfaces to the processor for peripherals and real-time operating systems.

ARM is currently expanding the CMSIS to include C Compiler support for Cortex-M4 processor extended instructions and is developing an optimized library designed to make signal processing programs easier to develop for MCU users. This library will include digital filter algorithms and general functions such as maths, trigonometric, and control functions. The digital filter algorithms are also intended for use with filter design utilities and design toolkits such as MATLAB and LabVIEW.

In addition, ARM has developed a series of Cortex-M4 hardware and software training courses to ensure licensees can efficiently integrate the Cortex-M4 processor into their design and realize maximum system performance with lowest risk and fastest time-to-market.

The Cortex-M4 processor has been licensed by five leading MCU semiconductor companies including NXP, STMicroelectronics and Texas Instruments.

 “The addition of the ARM Cortex-M4 processor to our ARM Cortex portfolio complements our Cortex-M3 and Cortex-M0 processor-based devices and enables us to provide an end to end solution to the MCU community,” said Geoff Lees, General Manager, Microcontroller Product Line, NXP Semiconductors.  “The Cortex-M4 processor now enables a new class of microcontrollers to meet the high-performance, low-cost needs of the signal processing markets.”

“The Cortex-M4 processor extends the use of Cortex-M cores to applications requiring intensive mathematical computation,” said Semir Haddad, 32-bit MCU Marketing Manager of ST Microcontroller division. “A product line based on the Cortex-M4 processor will complement our line of STM32 microcontrollers, giving our customers the ability to combine the scalability of STM32 with enhanced signal processing capability.”

“The Cortex-M4 processor makes PID loops and upper level motion control work better and more reliably, enhancing a developer's ability to achieve high levels of energy conservation through efficient motor control,” said Jean Anne Booth, director of worldwide Stellaris® MCU marketing, Texas Instruments Incorporated.  “It also opens up ARM MCU usage to the broad world of non-programmers using meta-language tools such as LabVIEW, and Matlab/Simulink.  In addition, it allows natural and native C and C++ applications to be used, saving time and risk by using the same algorithm on both the deeply embedded system and the workstation, phone and general embedded processor.”

“ARM has included DSP functionality in our processors for some time and they have been extremely successful in the applications market, but this is the first time we have designed a processor with digital signal control capabilities for deeply embedded devices,” said Eric Schorn, Vice President of Marketing, Processor Division, ARM. “The Cortex-M4 processor has been designed to address the increasing demand for signal processing in an ever-increasing range of embedded applications including motor control, automotive, industrial automation, power management and audio applications.”

ENDS

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:
•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity

•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

ARM and Thumb are registered trademarks of ARM Limited. Cortex, Keil and Connected Community are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Contact Details:

Alan Tringham	Charlene Marini
ARM	ARM
+44 1223 400947	+1 408-576-1131
alan.tringham@arm.com	charlene.marini@arm.com

Racepoint Group Europe

Kersti Klami / Alice Jackson / Blaise Hammond
+44 (208) 752 3215
armuk@racepointgroup.com

THIRD PARTY QUOTES

CODE RED
“Our support of the Cortex-M3 processor in our Red Suite IDE has provided us with a wealth of experience of supporting ARM processor-based microcontrollers,” said John Rayfield, CEO of Code Red. “The Cortex-M4 processor represents an exciting addition to the ARM MCU family with the introduction of digital signal processing features and a floating point unit. These features deepen the reach of ARM processor-based microcontrollers into territory that previously needed the pain of developing on quirky DSP architectures. Red Suite will fully support the new Cortex-M4 processor enabling the rapid deployment of control and DSP designs using the new parts.”

CODESOURCERY
“CodeSourcery is proud to have been chosen by ARM to develop GNU toolchain support for the Cortex-M4 processor,” said Mark Mitchell, Chief Sourcerer, CodeSourcery.  “The combination of a powerful ARM MCU with DSP extensions and Sourcery G++ – CodeSourcery’s high-

quality, affordable tools for professional embedded C and C++ developers – provide a compelling option for system designers.”

DSP CONCEPTS
“The introduction of the Cortex-M4 processor from ARM is a very exciting development for the DSP user community,” said Paul Beckmann, CEO of DSP Concepts, a leading provider of embedded audio development tools and services.  “The Cortex-M4 processor addresses the challenging aspects of DSP software design through the availability of a single cycle MAC and low-cost floating point hardware.  Our team has been developing software on DSPs for many years and we are looking forward to working on this processor that seems to be well set to change the landscape of the discrete DSP market.”

EXPRESS LOGIC
“The arrival of the Cortex-M4 processor will extend the ARM architecture to a wide audience of MCU and digital signal control developers,” said William Lamie, CEO, Express Logic. “Our ThreadX® RTOS powers more than 600 million units worldwide and we have worked closely with ARM during development of the Cortex-M4 processor to ensure that ThreadX users, and those looking to use an RTOS for the first time, have a smooth migration path to this exciting new processor technology.”

IAR SYSTEMS
“The Cortex-M4 processor marks a significant step in the evolution of the MCU market by providing efficient signal processing capabilities for motor control, automotive and other embedded applications” said Anders Lundgren, ARM Product Manager, IAR Systems.  “As the world’s leading independent software tools vendor for deeply embedded systems, IAR Systems has a tradition of enthusiastically supporting ARM MCU processors and will continue to do so in the future.”

ITTIAM
“Ittiam has been a strong partner of ARM, offering performance and power efficient audio solutions for portable, home and automotive segments on a wide range of ARM processors,” said

Shantanu Jha, vice president, Media Processing at Ittiam Systems. “The launch of the Cortex-M4 processor with enhanced DSP instructions and SIMD unit enables very efficient audio processing, making it a compelling choice  for control applications requiring signal  processing functions at low power.”

MENTOR GRAPHICS
“The ARM Cortex-M4 processor addresses the need for an efficient, low-power MCU capable of operating at ever-increasing performance levels but requiring a low memory footprint and fast interrupt response,” said Glenn Perry, General Manager, Embedded Software Division, Mentor Graphics.  “Our strong working relationship with ARM ensures that the licensees of our Mentor Embedded Nucleus Real Time OS - the most widely deployed commercial real-time OS in portable applications today – plus our full range of embedded tools and software IP, can fully exploit the advantages of the ARM Cortex-M4, and help them bring their products to market quickly.”

MICRIUM
“ARM has, for many years, been at the forefront of low-power processor technology and its leadership is reinforced by this latest addition to the Cortex-M processor portfolio,” said Jean Labrosse, Micrium CEO. “Micrium's leading RTOS product family will rapidly support and enhance the DSP and floating point features of the Cortex-M4 processor.”

SEGGER
“We have worked closely with ARM for many years, most recently on the development of the Cortex Microcontroller Software Interface Standard (CMSIS),” said Rolf Segger, founder and CEO of SEGGER Microcontroller. “We will fully support the Cortex-M4 processor, with both, our leading J-Link emulator family as well as our middleware line of products. The middleware support will be based on CMSIS, enabling fast and risk free software development and reuse.”